Exhibit 99.121

Prometic Life Sciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Prometic Life Sciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Prometic” or the “Company”)

Item 2 -	Date of Material Change

October 3, 2019

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Prometic on October 3, 2019 and disseminated on newswires in Canada.

Item 4 -	Summary of Material Change

Prometic shareholders approve name change to Liminal BioSciences Inc.

Item 5 -	Full Description of Material Change

Prometic Life Sciences Inc. (TSX: PLI, OTCQX: PFSCF) (“Prometic” or the “Company”) a biopharmaceutical company focused on developing novel therapeutics to treat unmet needs in patients with liver, respiratory and kidney disease, announced results from the special meeting of shareholders held in Montreal, Quebec, on October 3, 2019. Shareholders representing approximatively 87% of votes cast approved a special resolution authorizing the Company to amend its articles to change its name to Liminal BioSciences Inc.

“We appreciate the continued support of our shareholders as we make progress on our focused strategy to build shareholder value and transition to a new vision and values reflective of our new name, Liminal BioSciences,” stated Kenneth Galbraith, Chief Executive Officer of the Company.

The effective date of the change of name will be the date of issuance of a certificate of amendment under the Canada Business Corporations Act, which we expect to receive shortly. The Company’s new website at www.liminalbiosciences.com will be launched concurrently.

The Toronto Stock Exchange (“TSX”) has accepted notice of the proposed change of name and the Company’s common shares on the TSX are expected to begin trading under the symbol “LMNL” on or about Monday, October 7th, 2019, subject to TSX final approval.

As a result of the name change, the Company’s CUSIP number for its common shares will be changed to 53272L103 and its ISIN to CA53272L1031.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Marie Iskra

General Counsel

(450) 781-0115

m.iskra@prometic.com

Item 9 -	Date of Report

October 3, 2019

Prometic Life Sciences Inc.

(s) Marie Iskra
Marie Iskra
General Counsel